Exhibit 99.1

ALITHYA GROUP INC. Annual Information Form for the year ended March 31, 2022 June 16, 2022

TABLE OF CONTENTS

TABLE OF CONTENTS	I	MARKET FOR SECURITIES	10
GENERAL INFORMATION	2	Trading Price and Volume	10
FORWARD-LOOKING STATEMENTS	2	Normal Course Issuer Bid and Share Purchase for Cancellation	10
CORPORATE STRUCTURE	3	DIRECTORS AND OFFICERS	10
Name, Address and Incorporation	3	Board of Directors	10
Intercorporate Relationships	3	Executive Officers	12
GENERAL DEVELOPMENT OF THE BUSINESS	3	Director’s and Executive Officers’ Share Ownership	12
Recently Announced Developments	3	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	12
Fiscal 2022 Developments	4	Conflicts of Interest	13
Fiscal 2021 Developments	4	AUDIT AND RISK MANAGEMENT COMMITTEE	13
Fiscal 2020 Developments	5	Relevant Education and Experience	13
DESCRIPTION OF THE BUSINESS	5	Pre-approval Policies and Procedures	13
Corporate Overview	5	AUDITORS	13
Business Offerings	5	Independence	13
Competitive Environment	6	Service Fees	14
Strategic Business Plan	6	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	14
Clients by Market Sectors	7	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	14
Client Approach Philosophy	7	TRANSFER AGENTS AND REGISTRARS	15
Sales, Marketing and Strategic Partners	7	MATERIAL CONTRACTS	15
Human Capital	7	ADDITIONAL INFORMATION	15
Special Skills and Knowledge	7	APPENDIX A - AUDIT AND RISK MANAGEMENT COMMITTEE CHARTER	16
Principal Office Locations	8
Intellectual Property	8
RISK AND UNCERTAINTIES	9
DIVIDENDS	9
CAPITAL STRUCTURE	9
Description of Securities	9
Voting Rights	9
Rights to Dividends and Rights upon Winding-up and Dissolution	9
Multiple Voting Shares Conversion Rights	9
Restrictions on Transfer	10
ALITHYA - Annual Information Form i

GENERAL INFORMATION
This Annual Information Form is dated June 16, 2022 and, unless otherwise indicated, all information disclosed herein is provided as at March 31, 2022.
Unless otherwise indicated, all references in this Annual Information Form to “Alithya”, “we”, “our”, “us”, “the Company” or similar terms refer to Alithya Group inc. and its consolidated subsidiaries and references to the “Board” refers to the board of directors of the Company. Unless otherwise indicated, all monetary amounts are in Canadian dollars, all references to “$”, “C$” and “dollars” mean Canadian dollars and all references to “US$” mean U.S. dollars.
References to the “Edgewater Transaction” refer to, collectively, on November 1, 2018, (i) the Company’s acquisition of Alithya Canada Inc. (formerly Alithya Group Inc.) (“Pre-IPO Alithya”), by way of a statutory plan of arrangement under the Business Corporations Act (Québec), and (ii) the merger of 9374-8572 Delaware Inc., a wholly-owned subsidiary of the Company, with and into Alithya USA, Inc. (formerly Edgewater Technology, Inc.) (“Edgewater”), a Delaware corporation, with Edgewater being the surviving corporation. As a result of the Edgewater Transaction, both Pre-IPO Alithya and Edgewater became wholly-owned subsidiaries of Alithya.
References to the “subordinate voting shares” and the “multiple voting shares” refer to the Class A subordinate voting shares, no par value, and the Class B multiple voting shares, no par value, of Alithya, respectively.
FORWARD-LOOKING STATEMENTS
This Annual Information Form contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of the Company, and other information related to the Company’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this Annual Information Form include, among other things, information or statements about: (i) the Company’s ability to generate sufficient earnings to support its operations; (ii) the Company’s ability to take advantage of business opportunities and meet its goals set in its three-year strategic plan; (iii) the Company’s ability to develop new business and broaden the scope of its service offerings and enter into new contracts; (iv) the Company’s strategy, future operations, and prospects; (v) the Company’s need for additional financing and its estimates regarding its future financing and capital requirements; (vi) the Company’s expectations regarding its financial performance, including its revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) the Company’s ability to realize the expected synergies or cost savings relating to the integration of its business acquisitions; and (viii) the impact of the COVID-19 pandemic and related response measures on the Company’s business operations, financial results and financial position and those of its clients and on the economy in general.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding the Company’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in the Company’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond the Company’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to the factors discussed under the section titled “Risks and Uncertainties” of the Company’s management’s discussion and analysis for the fiscal years ended March 31, 2022 and 2021, incorporated by reference into this Annual Information Form under the section titled “Risks and Uncertainties”, and the Company’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained or incorporated by reference in this Annual Information Form are qualified by these cautionary statements. Unless otherwise indicated, forward-looking statements contained herein are made only as of the date of this Annual Information Form and those contained in other documents incorporated by reference are made only as of the date of such other documents. The Company expressly disclaims any obligation to update or alter forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward looking statements since actual results may vary materially from them.
ALITHYA - Annual Information Form 2

CORPORATE STRUCTURE
Name, Address and Incorporation
Alithya Group inc. (formerly 9374-8572 Québec Inc.) was incorporated on March 8, 2018 under the Business Corporations Act (Québec) (the “QBCA”). The Company was created for the purpose of the business combination between Alithya Canada Inc. (formerly Alithya Group Inc.) (“Pre-IPO Alithya”), incorporated on April 2, 1992 under the Companies Act (Québec), Alithya USA, Inc. (formerly Edgewater Technology, Inc.) (“Edgewater”), a corporation incorporated on March 12, 1996 under the laws of Delaware and previously listed on the NASDAQ Global Market, and 9374-8572 Delaware Inc. (“U.S. Merger Sub”), a corporation governed under the laws of Delaware and a wholly-owned subsidiary of the Company.
On March 15, 2018, the Company, Pre-IPO Alithya, Edgewater, and U.S. Merger Sub entered into an arrangement agreement, which was amended on September 10, 2018 and October 17, 2018 (the “Arrangement Agreement”). On November 1, 2018, and pursuant to the terms of the Arrangement Agreement, among other things, (i) the Company acquired Pre-IPO Alithya, by way of a statutory plan of arrangement under the QBCA (the “Arrangement”), and (ii) U.S. Merger Sub merged with and into Edgewater, with Edgewater being the surviving corporation (the “Merger”). The Arrangement and the Merger are collectively referred to herein as the “Edgewater Transaction”. Following completion of the Edgewater Transaction, shareholders of Pre-IPO Alithya and Edgewater became shareholders of the Company, and each of Pre-IPO Alithya and Edgewater became wholly owned subsidiaries of the Company. On November 2, 2018, the Company’s subordinate voting shares commenced trading on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ALYA.”
Alithya’s head and registered office is located at 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, Canada, H3B 3A5.
Intercorporate Relationships
Below is the list of the Company’s principal subsidiaries as at March 31, 2022, each of which is directly or indirectly wholly‑owned by it. Certain subsidiaries whose total assets did not represent more than 10% of the Company’s consolidated assets or whose revenues did not represent more than 10% of the Company’s consolidated revenues as at March 31, 2022, based on the Company’s annual audited consolidated financial statements, have been omitted. These omitted subsidiaries represented as a group less than 20% of the consolidated assets and revenues of the Company as at March 31, 2022.

ENTITY	JURISDICTION	PERCENTAGE OWNERSHIP

Alithya Canada Inc.	Québec, Canada	100%
Alithya Consulting Inc.	Québec, Canada	100%
Alithya Digital Technology Corporation	Ontario, Canada	100%
Alithya Financial Solutions, Inc.	Delaware, USA	100%
Alithya France SAS	France	100%
Alithya Fullscope Solutions, Inc.	Delaware, USA	100%
Alithya Numérique Maroc SARLAU	Morocco	100%
Alithya Ranzal LLC	Delaware, USA	100%
Alithya USA, Inc.	Delaware, USA	100%
Vitalyst, LLC	Delaware, USA	100%
GENERAL DEVELOPMENT OF THE BUSINESS
Recently Announced Developments
On June 1, 2022, the Company entered into a binding agreement to acquire, through Alithya USA, Inc. and 9466-6997 Québec inc., two wholly-owned subsidiaries, all the issued and outstanding equity interests of Datum Consulting Group, LLC and its affiliates (the “Datum Group”), a leader in IP digital transformation services for data rich insurers and other regulated entities such as state governments and which specializes in application modernisation and data migration, for a purchase price of US$45.5 million, including estimated IFRS 16 lease liabilities of US$0.5 million. Subject to the conditions and adjustments set out in the purchase agreement, the purchase price consists of the following (i) an upfront cash consideration of approximately US$13.7 million; (ii) an upfront consideration of US$4.0 million payable by the issuance of 1,867,262 subordinate voting shares, (iii) deferred cash consideration of approximately US$10.3 million and deferred share consideration of US$4.0 million, both payable over three years, and (iv) potential earnout payments of up to US$13 million, based on annual gross profit increases, also payable in cash (75%) and shares (25%) over three years.
ALITHYA - Annual Information Form 3

The consideration payable in cash at closing is expected to be financed by a C$2.5 million draw on the Company’s subordinate unsecured loan with Investissement Québec (the “IQ Loan”), and the remainder through available funds under the Company’s amended and restated credit agreement (the “Credit Agreement”) which provides for a senior secured revolving credit facility (the “Credit Facility”). The closing of the acquisition is expected to take place on July 1, 2022 and is subject to customary conditions for a transaction of this nature, including approval from the TSX.
Fiscal 2022 Developments
On April 1, 2021, the Company acquired all the issued and outstanding shares of R3D Consulting Inc. (“R3D Consulting”), now known as Alithya IT Services Inc., a digital solutions firm specialized in consulting and digital application development in the insurance, finance, government services, healthcare and telecommunications sectors (the “R3D Transaction”), in consideration for the issuance of 25,182,676 subordinate voting shares to R3D Consulting's shareholders, which represented approximately 30% of the Company's issued and outstanding shares immediately following the closing of the R3D Transaction, as well as payments in cash totaling approximately $978,000. The R3D Transaction, evaluated at approximately $75 million (excluding the assumption of approximately $8.5 million in debt), included commercial commitments totalling approximately $600 million in combined revenues during the 10-year term commercial agreements entered into with Québecor Media Inc. (“Québecor”) and La Capitale Civil Service Insurer Inc. (“La Capitale”) (a subsidiary of Beneva Inc.), two of R3D Consulting's indirect principal shareholders. Following the closing of the R3D Transaction, Beneva Inc. and Québecor became indirect principal shareholders of the Company, and each held, through their respective subsidiary, more than 10% of the Company’s share capital as at April 1, 2021.
On September 15, 2021, the Company announced the launch of a normal course issuer bid (“NCIB”) to purchase for cancellation up to 5,462,572 subordinate voting shares, representing 10% of the Company’s public float as of the close of markets on September 8, 2021. Purchases for cancellation under the NCIB commenced on September 20, 2021 and will end on the earlier of September 19, 2022 and the date when the Company will have acquired the maximum number of subordinate voting shares allowable under the NCIB or otherwise decided not to make any further purchases. Purchases may be made on the open market through the facilities of the TSX and NASDAQ, or through alternative trading systems, if eligible, or outside the facilities of the TSX pursuant to exemption orders issued by securities regulatory authorities.
On each of June 30, 2021, September 28, 2021, September 30, 2021 and January 27, 2022, the Company’s Credit Agreement was amended to, among others, change applicable margins, increase the maximum amount of the Credit Facility from $60 million to $125 million, and change the maturity date to April 1, 2024.
On January 31, 2022, the Company acquired all the issued and outstanding membership interests of Vitalyst, LLC (“Vitalyst”), a US-based learning, employee experience and transformative change enablement business, for a total consideration of US$50.2 million, including the assumption of the estimated IFRS 16 lease liabilities of US$3.2 million, with US$46.0 million paid in cash, subject to working capital and other adjustments, plus a potential earnout of up to US$1 million payable by May 31, 2023. The purchase price and related transaction costs were funded through a combination of (i) a private placement of 6,514,658 subordinate voting shares to a company controlled by a director and 1,628,664 subordinate voting shares to Investissement Québec, in both cases at an issue market price of C$3.07 per share, for aggregate gross proceeds of C$25 million, (ii) a C$7.5 million draw on the Company’s IQ Loan, and (iii) available funds under the Credit Facility.
During the year ended March 31, 2022, the two remaining PPP Notes (as defined below) that were still under review for forgiveness as at June 9, 2021 and which amounted to US$4.8 million were forgiven by the U.S. Small Business Administration (“SBA”).
During the year ended March 31, 2022, the Company purchased for cancellation 349,400 subordinate voting shares for approximately $1.2 million at a weighted average price of $3.31 under the NCIB. As at March 31, 2022, all of the 349,400 subordinate voting shares purchased for cancellation had been paid for and been cancelled. As at March 31, 2022, the Company could still purchase up to 5,113,172 subordinate voting shares for cancellation under the NCIB.
Fiscal 2021 Developments
On May 5, 2020, as a result of the COVID-19 pandemic, certain U.S. subsidiaries of the Company received funding under the Paycheck Protection Program (“PPP”) of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) administered by the SBA and entered into unsecured promissory notes (the “Notes”) in the aggregate principal amount of US$6.3 million. The Notes had a term of five years at an interest rate of 1% per annum, with a deferral of payments until the date on which the applicable forgiveness would be determined, with respect to any portion of the Notes which would not be forgiven. Under the terms of the CARES Act, PPP loan recipients could apply for forgiveness for all or a portion of loans granted under the PPP, such forgiveness being determined, subject to limitations and ongoing rule making by the SBA, based on the necessity of the loan at the time of application and the timely use of loan proceeds for payroll costs and the maintenance of employee and compensation levels. During the year ended March 31, 2021, PPP loans in an aggregate amount of US$1.5 million were forgiven by the SBA for the Company’s U.S. subsidiaries. As at June 9, 2021, two remaining PPP loans, which amounted to US$2.5 million and US$2.3 million respectively, were still under review for forgiveness.

ALITHYA - Annual Information Form 4

On June 18, 2020, the Company’s Credit Agreement was amended and restated, and further amended on March 25, 2021, to among others reflect new covenant definitions, the Paycheck Protection Program loans certain of its U.S. subsidiaries received on or about May 5, 2020, a temporary minimum availability test, certain COVID-19 considerations, as well as other administrative clarifications.
Fiscal 2020 Developments
On October 1, 2019, the Company acquired all the issued and outstanding shares of Matricis Informatique Inc. (“Matricis”), a Canadian consulting firm specialized in advanced applications and systems using techniques derived from the Internet of Things (IoT), Artificial Intelligence (AI), a combination of the aforementioned (AIoT), as well as operational intelligence in the healthcare, industrial and financial sectors. The acquisition of Matricis was completed for a total consideration of $7.2 million, payable in cash and subordinate voting shares.
On October 2, 2019, Alithya Zero2Ten, Inc. an indirect wholly-owned subsidiary of the Company, sold all the issued and outstanding shares of its wholly-owned subsidiary Zero2Ten EMEA Limited, for a total cash consideration of GBP£800,000.
On December 13, 2019, the Company acquired, through Alithya Financial Solutions, Inc., an indirect wholly-owned subsidiary, all the issued and outstanding membership interests of Travercent LLC, a US-based cloud-focused Enterprise Resource Planning (ERP) consulting group specialized in the healthcare sector, now known as Alithya Travercent LLC (“Alithya Travercent”), for a total consideration of US$19.5 million, payable in cash and subordinate voting shares. Alithya Travercent's competencies include implementing Oracle's cloud ERP, Human Capital Management (HCM), Enterprise Performance Management (EPM) and Business Intelligence (BI) applications.
On February 1, 2020, the Company acquired all the issued and outstanding shares of Groupe Askida Inc. and Askida Consulting Services Inc., a Canadian group with expertise in software quality assurance tools and services, as well as in development and modernization of custom applications, for a total consideration of $16 million, payable in cash and subordinate voting shares.
DESCRIPTION OF THE BUSINESS
Corporate Overview
Alithya advises in strategy and digital transformation with more than 3,700 professionals in Canada, the U.S. and internationally. The Company assists its clients in their pursuit of innovation and excellence and the achievement of their business objectives through the optimal use of digital technologies.
Alithya deploys solutions, services, and expert consultants to design, build and implement innovative and efficient solutions for the complex business challenges of its clients, tailored to their business needs in the financial services, insurance, renewable energy, manufacturing, telecommunications, transportation and logistics, professional services, healthcare and government sectors.
Business Offerings
Alithya’s business offerings include a comprehensive range of digital technology services to address client needs:
•Business Strategy. Alithya leads clients through essential decision-making processes regarding strategic planning, change management, systems evolution, operational processes, employee experience and transformative change enablement and more. Applying the most recurrent methodologies, we help our clients optimize efficiency and successfully navigate the digital transformation age. We achieve results by leveraging an array of Business Strategy services, including strategic consulting, digital transformation, organizational performance and enterprise architecture.
•Application Solutions Services. Alithya’s experts guide clients through all facets of Application Solutions Services, from migration of legacy systems into future-ready digital solutions, to the development of completely new solutions using state-of-the-art technologies. Our experts assist our clients in the choice between cloud, on-premise, and hybrid hosting strategies and solutions. Alithya’s Application Solutions Services include digital applications DevOps, legacy systems modernization, control and software engineering, cloud infrastructure, quality assurance and automated testing.
•Enterprise Solutions. Working with key industry partners, including some of the world’s largest vendors of cloud-based Enterprise Solutions, Alithya’s experts help clients deploy company-wide systems to improve the efficiency of their finance, human capital, operations, and marketing functions. Alithya’s Enterprise Solutions services include Enterprise Resource Planning (ERP), Corporate Performance Management (CPM/EPM), Customer Relationship Management (CRM/CXM) and Human Capital Management (HCM).
•Data and Analytics. Data analysis plays a critical role in the optimization of business processes. Leveraging specialized IT systems and software, Alithya’s data scientists help clients gain business insight and drive better decision-making through enhanced data collection, big data analytics, machine learning automation and reporting.
ALITHYA - Annual Information Form 5

Alithya’s Data and Analytics services include business intelligence, data management, artificial intelligence and machine learning, as well as Internet of Things (IoT).
Geographically, Alithya’s operations span across Canada, the United States and internationally, providing a full spectrum of strategy and digital technology services with deep expertise in a range of technologies and business domains.
Competitive Environment
Today, for many companies, digital systems and infrastructures are among their most important and strategic assets. Not only do these assets require significant investments, but they increasingly serve as key differentiators and drivers of growth for customers.
Accordingly, businesses are seeking solutions that allow them to maintain their ability to differentiate themselves from competitors with proprietary business processes, combined with product customization. That is where digital transformation comes into play, inviting companies to make a shift in their approach and to evolve from traditional information technologies to flexible digital technologies.
As businesses’ technology spending continues to increase, digital technology firms such as Alithya are striving to deliver innovative thinking and in-depth vertical industry expertise, while facilitating business process transformation through the use of the most optimal technologies.
Alithya believes it is well positioned to respond to these trends in clients’ investments in digital technology. Alithya’s business model is built on a philosophy of offering flexible and creative solutions, enabling clients to realize maximum benefits from their digital technology investments. Alithya positions itself as an agile trusted advisor and consulting partner capable of delivering rapid results for its clients.
Alithya’s competitors include systems integration firms, contract programming companies, application software companies, cloud computing service providers, large or traditional consulting firms, professional services groups of computer equipment companies, infrastructure management and outsourcing companies and boutique digital companies. In addition, Alithya competes with numerous smaller local companies in the various geographic markets in which it operates.
Alithya competes based on the following principal differentiating factors: vision and strategic advisory ability, digital services capabilities, performance and reliability, quality of technical support, training and services, responsiveness to client needs, reputation and experience, financial stability and strong corporate governance and competitive pricing of services.
Alithya also relies on the following measures to compete effectively: (a) investments to scale its services practice areas; (b) a well-developed recruiting, training and retention model; (c) a successful service delivery model; (d) intrapreneurial culture and approach; (e) a broad referral base; (f) continual investment in process improvement and knowledge capture; (g) investment in infrastructure and research and development; (h) continued focus on responsiveness to client needs, quality of services and competitive prices; and (i) project management capabilities and technical expertise.
Strategic Business Plan
Alithya has adopted a three-year strategic plan which sets as a goal to consolidate its position as to become a North American digital transformation leader.
According to this plan, Alithya's consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings and position on the value chain to target the fastest growing IT services segments. Alithya's specialization in digital technologies and the flexibility to deploy enterprise solutions and deliver solutions tailored to specific business objectives responds directly to client expectations. More specifically, Alithya has established a three-pronged plan focusing on:
•Increasing scale through organic growth and strategic acquisitions by:
◦Generating profitable organic growth through innovation, higher-value offerings and client-relationships based on trust;
◦Completing value enhancing business acquisitions by way of a North American geographic expansion to complement current market presence, including geography, while progressively adding major integrated enterprise solutions offerings and selected specialized expertise;
•Achieving best-in-class employee engagement by:
◦Fostering a culture of collaboration, diversity and ownership;
◦Cultivating employee well-being and personal growth;
◦Investing in the development of its leaders and employees;
ALITHYA - Annual Information Form 6

•Providing its investors, partners and stakeholders with long-term growing return on investment by:
◦Strengthening its existing relationships with clients, as a key trusted advisor, by generating long-term value;
◦Investing in innovation and higher value service offerings;
◦Acting responsibly, with a sustainable and respectful vision for its stakeholders and articulating its Environmental, Social and Governance framework and priorities.
Clients by Market Sectors
Alithya’s clients are mainly concentrated in the financial services, insurance, renewable energy, manufacturing, telecommunications, transportation and logistics, professional services, healthcare and government sectors. The majority are large to mid-size companies. Alithya seeks to cultivate collaborative and flexible service engagements that are designed to adapt to clients’ evolving priorities and challenges.
Client Approach Philosophy
With a client-centric and flexible service delivery philosophy, Alithya focuses on diligently supporting its clients in identifying and achieving their evolving objectives through exceptional communications and by developing tailor-made solutions that take into account their specific business realities. Alithya strives to sustain high levels of client satisfaction and exceed client expectations which is key to renewal of existing contracts and entry into new ones. Alithya’s agile approach ensures optimal alignment with clients, enabling them to overcome their challenges and attain their goals with seamless technology integration. Alithya’s goal is to become its clients’ trusted advisor by developing long-term relationships that extend beyond just project delivery.
Alithya also seeks to be an active participant in the ongoing consolidation of the digital technology industry and to leverage its expertise and solutions to offer clients an alternative to larger traditional digital technology solution providers. Alithya is continually looking to expand its capacity and broaden the scope of its service offerings through targeted business acquisitions. Growth through business acquisitions can offer Alithya opportunities to better serve existing clients with additional talent, technology, complementary services and greater scale. Through such business acquisitions, Alithya aims at expanding its existing client relationships by adding capacity in new geographic locations, while opening doors for existing capabilities into new client relationships.
Alithya believes that its growth strategy through business acquisitions also helps to provide an opportunity to achieve the scale that is increasingly required for mandates awarded by government and private organizations, and to attract potential business acquisition candidates which are poised to benefit from Alithya’s established relationships, better access to market and preferred supplier status.
Sales, Marketing and Strategic Partners
Alithya markets and sells its services directly through its professional staff, senior management and direct sales personnel operating out of its offices, which are strategically located in Canada, the U.S., France and Morocco.
In order to provide its clients with the solutions best suited to their needs, Alithya has established strategic partnerships with a number of companies, including Microsoft, Oracle and Amazon Web Services (AWS). These partnerships entail joint marketing efforts, making joint client presentations, and negotiating discounts on license fees, among other benefits. Where such partnerships are formalized in written agreements, those agreements are either terminable at will by either party or are for terms of one year or less. Alithya believes it has been successful in establishing strategic partnerships with a strong group of companies who are either industry leaders or well-regarded new entrants.
Human Capital
With approximately 3,700 professionals as at March 31, 2022, none of which were covered by collective bargaining agreements, Alithya views its professionals as its greatest asset and an important competitive advantage and therefore strives on offering them a world-class work experience. As such, as part of its three-year strategic plan, Alithya has set to achieve best-in-class employee engagement by fostering a culture of collaboration, diversity and ownership, by cultivating employee well-being and personal growth and by investing in the development of its leaders and employees.
Alithya also prides itself on offering to its permanent professionals the right to acquire subordinate voting shares of Alithya pursuant to its Employee Share Purchase Plan (“ESPP”). The ESPP allows Alithya’s professionals to participate in the success they create, instills the ownership culture envisioned by Alithya and ensures strong dedication to offering quality services to clients.
Special Skills and Knowledge
Alithya operates in an industry where the skills and knowledge required to serve its clients are constantly evolving and are in high demand from market competitors. Alithya relies on a threefold approach to ensure it always lines-up the right team to meet its clients’ needs. Firstly, to retain and maintain highly-skilled professionals, Alithya offers its professionals competitive compensation packages and leadership and core competencies development programs, including through the
ALITHYA - Annual Information Form 7

Alithya Leadership Academy. Secondly, Alithya is always on the lookout for opportunities to complement its team’s expertise and industry knowledge through targeted business acquisitions. Thirdly, Alithya actively seeks talented and skilled professionals through various recruitment strategies, including an employee referral bonus program, a skilled recruitment team, participation at career fairs and widespread job postings.
Principal Office Locations
Alithya has a presence in Canada, the U.S. and internationally and services its clients from its principal offices in the locations listed in the table below.

CANADA	UNITED STATES	INTERNATIONAL

Gatineau, Québec	Alpharetta, GA	Aix-en-Provence, France
Montréal, Québec	Athens, AL	Sophia-Antipolis, France
Québec, Québec	Bala Cynwyd, PA	Tanger, Morocco
Pickering, Ontario	Independence, OH
Toronto, Ontario
Intellectual Property
Through its practices and expertise, Alithya leverages its proprietary innovations, methodologies and other intellectual property when providing strategic advice to its clients. Alithya actively protects its intellectual property rights and maintains relevant intellectual property protection measures, which include the registration, and application for registration of, Canadian, U.S. and international intellectual property rights, including trademarks, and domain names. Alithya also owns licenses in a number of trademarks, copyrights, and other intellectual property rights relating to its solutions and services.
Alithya’s intellectual property portfolio includes the following solutions:
•AI-FITM solutions. These solutions leverage Alithya’s range of proprietary applications using artificial intelligence, machine learning and deep learning techniques. A play on the term hi-fi, short for high fidelity, the AI-FITM brand integrates the concepts of artificial intelligence (and its acronym AI) and fidelity (FI). Alithya’s AI-FITM solutions include:
◦AI-FITM Connect: a plugin-based data connector that enables integration between various data sources, designed to receive data from a source, structure it, replicate the structure to a destination, and automatically send new data to the destination as it becomes available.
◦AI-FITM Ultrasonic: detects wear-induced flaws in a nuclear plant’s fuel channels, a critical aspect of the operation and regulation of these plants.
◦AI-FITM Suitability Assessment: offers companies looking to leverage machine learning an in-depth review of their data and business processes to determine an AI strategy that’s right for them.
◦AI-FITM Enablement: allows organizations to adapt a swift deployment and integration of AI analytics.
•Alithya GoTestTM. This solution allows clients to test the functionality of applications on all platforms and in any programming language by running a series of systematic and repeatable tests and presents the results and status through sophisticated dashboards. Alithya offers a version of this solution which allows to automate test for Oracle modules.
•CASSITM Analytics and KPIs. These solutions help nuclear plants reduce the work needed to generate and distribute maintenance performance reports and provide insight into opportunities to streamline maintenance. CASSITM software drives accountability and tracks progress against corporate and site-based performance goals for work week leaders, planners, schedulers, operations and maintenance staff. CASSITM Analytics and KPIs include:
◦CASSITM Analytics for Online Weekly Maintenance: supports the continuous improvement of nuclear online preparation, execution, backlog and reliability-centered activities.
◦CASSITM Analytics for Outage Management: automates the generation of KPIs and objectively tracks and trends corporate targets.
◦CASSITM Analytics for PetroChem Turnarounds: delivers key performance indicators in support of continuous improvement, essential to a successful turnaround.
◦CASSITM Analytics for Maintenance and Reliability: supports the continuous improvement of preparation, execution, backlog and reliability-centered activities for value-based maintenance organizations.
ALITHYA - Annual Information Form 8

•//SIDERTM is a secure solution that facilitates distribution of medical results to healthcare facilities and to centralized electronic health records. It acts as an integrated system for the electronic distribution of results, facilitating the work of all the healthcare professionals, health clinics and laboratory managers involved in monitoring medical results.
•Adaptive LearningTM is an on-demand, subscription-based platform that drives usage and awareness of Microsoft applications, allowing organizations to achieve the maximum return on their investment by enhancing user proficiency and productivity and creating transformative change enablement.
While its proprietary intellectual property is important to its success, Alithya believes its business as a whole is not currently materially dependent on any particular intellectual property right, as its expertise spans from its practices and from providing high-end consulting advice to its client base.
RISK AND UNCERTAINTIES
A discussion of the risks and uncertainties to which the Company is subject is presented in the section titled “Risks and Uncertainties” of the Company’s management’s discussion and analysis for the fiscal years ended March 31, 2022 and 2021, incorporated herein by reference, and in the Company’s other materials made public from time to time, all of which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and on the Company’s website at www.alithya.com under the “Investors” section. Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation. Please refer to the section titled “Forward-Looking Statements” of this Annual Information Form for a discussion of the risks associated with forward‐looking statements.
DIVIDENDS
The Company does not currently expect to pay dividends on the subordinate voting shares or the multiple voting shares in the foreseeable future. The Company anticipates that it will retain all earnings, if any, to support its operations. Any future determination as to the payment of dividends will, subject to Canadian legal requirements and the Company’s articles, be at the sole discretion of the Board and will depend on the Company’s financial condition, results of operations, capital requirements and other factors the Board deems relevant. Currently, the provisions of the Company’s Credit Facility place certain limitations on the amount of cash dividends that the Company could pay.
CAPITAL STRUCTURE
Description of Securities
The authorized share capital of the Company consists of (i) an unlimited number of subordinate voting shares, without par value, which are listed under the symbol ALYA on both the TSX and NASDAQ, (ii) an unlimited number of multiple voting shares, without par value, which are held by a limited number of holders, and (iii) an unlimited number of preferred shares, without par value, issuable in series, of which, as at March 31, 2022, 85,554,000 subordinate voting shares and 7,171,616 multiple voting shares were issued and outstanding.
The following summary of the material features of the Company’s authorized share capital is given subject to the detailed provisions of its articles.
Voting Rights
Each subordinate voting share entitles its holder to one vote per share, and each multiple voting share entitles its holder to ten votes per share at any meeting of shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series. If and when issued, preferred shares will have such voting rights as may be determined by the Board at the time of issuance thereof.
The subordinate voting shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws in that they do not carry equal voting rights with the multiple voting shares. In the aggregate, all of the voting rights associated with the subordinate voting shares represented, as at March 31, 2022, 54.40% of the voting rights attached to all of the issued and outstanding shares.
Rights to Dividends and Rights upon Winding-up and Dissolution
Subject to the prior rights of holders of preferred shares which rank prior to subordinate voting shares and multiple voting shares, if and when issued, holders of subordinate voting shares and multiple voting shares are entitled to receive pari passu any dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs.
ALITHYA - Annual Information Form 9

Multiple Voting Shares Conversion Rights
Multiple voting shares are, at the holder’s entire discretion, convertible into subordinate voting shares on a share for share basis and shall be automatically converted upon their transfer to a person who is not a Permitted Holder (as defined below) or upon the death of a Permitted Holder, unless acquired by any of the remaining Permitted Holders in accordance with the terms of the voting agreement dated November 1, 2018 entered into between the Permitted Holders (the “Voting Agreement”), a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The multiple voting shares are not convertible into any other class of shares. Under applicable Canadian laws, an offer to purchase multiple voting shares would not necessarily require that an offer be made to purchase subordinate voting shares. However, as indicated above, multiple voting shares shall be automatically converted into subordinate voting shares on a share for share basis upon their transfer to a person who is not a Permitted Holder. If and when issued, preferred shares will have such conversion rights as may be determined by the Board at the time of issuance thereof.
For purposes of the above and below paragraphs, a “Permitted Holder” means each of Messrs. Paul Raymond, Ghyslain Rivard, and Pierre Turcotte, and the entities over which they have control.
Restrictions on Transfer
Subject to the terms of the Voting Agreement, Permitted Holders cannot sell or otherwise transfer multiple voting shares to a person who is not a Permitted Holder, unless they first convert those shares into subordinate voting shares on a share for share basis, and then transfer such subordinate voting shares.
MARKET FOR SECURITIES
Trading Price and Volume
Alithya’s subordinate voting shares are traded on the TSX and on NASDAQ under the symbol “ALYA” since November 2, 2018. The table below shows the monthly range of high and low prices per share and the total monthly volumes for Alithya’s subordinate voting shares on the TSX for the fiscal year ended March 31, 2022.

MONTH	HIGH ($)	LOW ($)	MONTHLY VOLUME

April 2021	3.67	2.61	1,488,297
May 2021	3.10	2.53	1,203,599
June 2021	3.50	2.90	2,102,355
July 2021	4.22	3.40	1,804,665
August 2021	3.88	3.11	1,332,558
September 2021	3.67	3.13	963,908
October 2021	3.67	3.16	765,742
November 2021	3.79	3.08	1,233,976
December 2021	3.40	3.02	987,698
January 2022	3.36	2.94	981,247
February 2022	3.95	3.30	1,429,058
March 2022	3.79	3.15	1,141,361
Normal Course Issuer Bid and Share Purchases for Cancellation
On September 15, 2021, the Company announced the launch of a normal course issuer bid (“NCIB”) to purchase for cancellation up to 5,462,572 subordinate voting shares, representing 10% of the Company’s public float as of the close of markets on September 8, 2021. Please refer to the section titled “General Development of the Business – Fiscal 2022 Developments” earlier in this Annual Information Form for more information on the Company’s NCIB.
DIRECTORS AND OFFICERS
Board of Directors
The articles of the Company provide for the Board to consist of a minimum of 3 and a maximum of 15 directors. As at June 16, 2022, the Board was comprised of 10 directors. The following table lists the name and place of residence of the current directors of the Company, as well as their principal occupation and their previously held positions during the last five years, if any.
ALITHYA - Annual Information Form 10

NAME AND PLACE OF RESIDENCE	POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	DIRECTOR SINCE(1)	PREVIOUS HELD POSITIONS

Dana Ades-Landy Québec (Canada)	Director	Corporate Director and Contract Position in the Special Loans Group, National Bank of Canada	November 2016	Chief Executive Officer, Heart & Stroke Foundation of Canada (Québec)
Robert Comeau Québec (Canada)	Lead Director	Corporate Director and Lead Director of the Company	May 2018	-
Mélissa Gilbert Québec (Canada)	Director	Executive Vice President and Lead, Finance, Beneva Inc.	September 2021	Executive Vice President, Finance, Corporate Actuarial and Risk Management, La Capitale Insurance and Financial Services Inc.
Lucie Martel Québec (Canada)	Director	Corporate Director	September 2019	Senior Vice President and Chief Human Resources Officer, Intact Financial Corporation
Pierre Karl Péladeau Québec (Canada)	Director	President and Chief Executive Officer, Québecor inc., President and Chief Executive Officer, Videotron Ltd., and Interim President and Chief Executive Officer, TVA Group inc.	September 2021	-
Paul Raymond Québec (Canada)	President and Chief Executive Officer Director	President and Chief Executive Officer of the Company	June 2011	-
James Renacci Ohio (USA)	Director	Founder and President of LTC Management Services, Inc.	November 2019	-
Ghyslain Rivard Québec (Canada)	Director	Founder of the Company and Corporate Director	April 1992	-
C. Lee Thomas Ohio (USA)	Director	Corporate Director and Executive in Residence of the School of Business of Baldwin Wallace University	November 2018	-
Pierre Turcotte Québec (Canada)	Chair of the Board Director	Corporate Director and Chair of the Board of the Company	June 2011	-
(1)     Includes periods during which certain directors served as directors of Pre-IPO Alithya.
The directors of the Company are elected annually at the Company’s annual meeting of shareholders. They hold office until their term expires at the following annual meeting of shareholders, subject to re-election, retirement, resignation or earlier vacancy.
The mandate for the Board provides that the Board shall be constituted at all times of a majority of individuals who are independent directors within the meaning of applicable Canadian and United States securities laws and the NASDAQ corporate governance standards (the “Independence Rules”). Based on the information received from each director and having taken into account the independence criteria set forth in the Independence Rules, the Board concluded that all directors are independent, with the exception of Mr. Paul Raymond, who is not independent as he is the President and Chief Executive Officer of the Company, and Ms. Mélissa Gilbert and Mr. Pierre Karl Péladeau, who are not independent as they are executive officers of organizations from which Alithya receives significant revenues.
All other directors of the Company, namely Mses. Dana Ades-Landy and Lucie Martel and Messrs. Robert Comeau, James Renacci, Ghyslain Rivard, C. Lee Thomas and Pierre Turcotte are independent directors within the meaning of the Independence Rules. Each of them has no material relationship with the Company and is, in the reasonable opinion of the Board, independent under the Independence Rules.
The Board has an Audit and Risk Management Committee, a Corporate Governance and Nominating Committee and a Human Capital and Compensation Committee. The table below sets out the composition of each committee.

AUDIT & RISK MANAGEMENT COMMITTEE	CORPORATE GOVERNANCE AND NOMINATING COMMITTEE	HUMAN CAPITAL AND COMPENSATION COMMITTEE

Dana Ades-Landy	Lucie Martel	Lucie Martel (Chair)
Robert Comeau (Chair)	Ghyslain Rivard	Ghyslain Rivard
C. Lee Thomas	Pierre Turcotte (Chair)	Pierre Turcotte
ALITHYA - Annual Information Form 11

Executive Officers
The following table lists the name and place of residence of the current executive officers of the Company, as well as their current position with the Company and their previously held positions during the last five years, if any.

NAME	CURRENT POSITION	EXECUTIVE OFFICER SINCE (1)	PREVIOUSLY HELD POSITION

Nigel Fonseca Ontario (Canada)	Senior Vice President, Ontario and Western Canada	June 2018	Regional Vice President, Ontario and Western Canada, Alithya Chief Executive Officer, Systemware Innovation Corporation
Nathalie Forcier Québec (Canada)	Chief Legal Officer and Corporate Secretary	September 2018	Vice-President, Legal affairs, CGI Inc.
Michel Lacasse Québec (Canada)	Senior Vice President, Canadian Sales	July 2021	Senior Vice President, Sales Vice President, Business Development and Marketing, Groupe Askida Inc.
Robert Lamarre Québec (Canada)	Chief Information Officer	April 2016	-
Dany Paradis Québec (Canada)	Senior Vice President, Québec	November 2018	Senior Vice President, Québec and Oracle Practices Canada, Alithya Vice President, Integrated Management Solutions, Alithya Vice President, Oracle Consulting Services, Alithya
Paul Raymond Québec (Canada)	President and Chief Executive Officer and Director	April 2011	-
Claude Rousseau Florida (USA)	Chief Operating Officer	January 2015	-
Russell Smith Alabama (USA)	President, Alithya USA	November 2018	President, Fullscope, Inc.
Claude Thibault Québec (Canada)	Chief Financial Officer	August 2018	Chief Financial Officer, DCM Group Inc.
(1)    Includes periods during which certain executive officers served as executive officers of Pre-IPO Alithya.
Directors’ and Executive Officers’ Share Ownership
As at June 16, 2022, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 18,324,770 subordinate voting shares and 7,171,616 multiple voting shares, representing respectively 21.46% of the issued and outstanding subordinate voting shares and 100% of the issued and outstanding multiple voting shares.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the knowledge of the Company and based upon information provided to it by the Company’s directors and executive officers, no such person (including any personal holding company), is or has been, in the last ten years, a director, chief executive officer or chief financial officer of a company, including Alithya, that: (a) while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (b) was subject to an event that occurred while such person was acting in that capacity which resulted, after that person ceased to act in that capacity, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.
To the knowledge of the Company and based upon information provided to it by the Company’s directors, executive officers and shareholders holding sufficient securities to affect materially the control of the Company, as applicable, no such person (including any personal holding company): (a) is, or has been in the last ten years, a director or executive officer of any company (including Alithya) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, in the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.
ALITHYA - Annual Information Form 12

To the knowledge of the Company and based upon information provided to it by the Company’s directors, executive officers and shareholders holding sufficient securities to affect materially the control of the Company, as applicable, no such person (including any personal holding company) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.
Conflicts of Interest
To the knowledge of the Company, no director or officer of the Company has any existing or potential material conflicts of interest with the Company or any of its subsidiaries, other than as disclosed under the section titled “Interest of Management and Others in Material Transactions”.
AUDIT AND RISK MANAGEMENT COMMITTEE
The Audit and Risk Management Committee (the “Audit Committee”), of which the charter is attached as Appendix “A” to this Annual Information Form, is currently composed of 3 members: Ms. Dana Ades-Landy and Messrs. Robert Comeau and C. Lee Thomas, who have been members of the Audit Committee since at least the Company’s annual meeting of shareholders held on September 15, 2021. Each member of the Audit Committee is “independent” and “financially literate” within the meaning of Independence Rules.
Relevant Education and Experience
The education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member is as follows:
•Robert Comeau brings significant financial expertise to the Audit Committee. He served as Chief Financial Officer of both public and private companies from 2005 to 2015 and acted as Chair of the Audit Committee of H2O Innovation Inc., from 2017 to 2021. Mr. Comeau holds a Bachelor’s degree in accounting from HEC Montreal and is a former Chartered Professional Accountant (CPA, CA).
•Dana Ades-Landy has extensive financial expertise. With more than 25 years of experience as an executive in the banking industry, she currently holds a contract position in the Special Loans Group of the National Bank of Canada and serves as Chair of the Audit Committee of First Lion Holdings Inc. since 2018 and member of the Audit Committee of Sagen MI Canada Inc. since 2021. She also acted as Chair of the Audit Committee of the Canada Mortgage and Housing Corporation from 2017 to 2020. She holds a Master of Business Administration in Finance and Accounting from Concordia University.
•C. Lee Thomas brings valuable financial expertise to the Audit Committee. He has held various roles at Ernst & Young LLP from 1976 to 2014, including that of Managing Partner. He holds a Bachelor’s degree in accounting from Baldwin Wallace University and is a Certified Public Accountant (CPA). He also currently teaches at Baldwin Wallace University.
Pre‐approval Policies and Procedures
The Audit Committee has adopted procedures for the pre-approval of engagement for services of its external auditors, which require pre-approval of all audit and non-audit services provided by the external auditors. Moreover, the Board, upon recommendation of the Audit Committee, approves, on an annual basis, the fees charged to the Company by the external auditors during the preceding year.
AUDITORS
Independence
On September 15, 2021, the shareholders of the Company appointed KPMG LLP (“KPMG”) as successor auditor in replacement of Raymond, Chabot, Grant Thornton LLP (“RCGT”). KPMG is the external auditor who prepared the report relating to the audit of the Company’s annual consolidated financial statements for the year ended March 31, 2022 and notes thereto, presented under the International Financial Reporting Standards. KPMG has confirmed that it is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation as of the date hereof.
ALITHYA - Annual Information Form 13

Service Fees
The fees billed by RCGT until September 15, 2021 for each of the years ended March 31, 2022 and 2021 for audit, audit-related, tax and all other services provided to the Company were as follows:

	FISCAL YEAR ENDED MARCH 31
	2022	2021

Audit fees(1)	$42,500	$602,032
Audit-related fees(2)	$31,000	$20,606
Tax fees(3)	$6,350	$11,311
All other fees(4)	—	—
Total	$79,850	$633,949
The fees billed by KPMG beginning on September 15, 2021 for the fiscal year ended March 31, 2022 for audit, audit-related, tax and all other services provided to the Company were as follows:

FISCAL YEAR ENDED MARCH 31
2022

Audit fees(1)	$775,200
Audit-related fees(2)	$165,600
Tax fees(3)	$12,800
All other fees(4)	—
Total	$953,600
(1)    “Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by the auditor for the audit of the Company’s annual consolidated financial statements and review of the Company’s interim condensed consolidated financial statements.
(2)    “Audit-related fees” includes assurance and related services reasonably related to the audit of the Company’s annual consolidated financial statements not included in audit services which are included in the “Audit fees” category. This includes, for RCGT, for the fiscal year ended March 31, 2021, financial accounting and reporting matters, and for KPMG, for the fiscal year ended March 31, 2022, financial and tax due diligence related to the acquisition of Vitalyst, consultation concerning financial accounting and reporting matters, and a CSRS 4400 agreed upon procedures engagement.
(3)    “Tax fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by the auditor for tax compliance and tax advice.
(4)    “All other fees” includes the aggregate of all other fees billed for each of the fiscal years. There were no other fees incurred in either fiscal year.
Pursuant to the terms of its mandate, the Audit Committee reviews and approves all audit and audit-related services, audit engagement fees and terms, and all non-audit engagements performed by the external auditors.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
During the ordinary course of conducting its business, Alithya may be threatened with or become subject to legal proceedings initiated by third parties or Alithya’s clients or regulatory proceedings from the authorities. Alithya currently has no material legal or regulatory proceedings pending.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
To the knowledge of the Company and based upon information provided to it by the Company’s directors and executive officers, there were no (a) directors or executive officers, (b) persons that beneficially own, or control or direct, directly or indirectly, more than 10% of Alithya’s subordinate voting shares or multiple voting shares, or (c) any associate or affiliate of persons referred to in (a) and (b), with a material interest in any transaction within the three most recently completed financial years that has materially affected the Company or is reasonably expected to materially affect the Company, other than as disclosed below.
La Capitale and Québecor each beneficially own, or control or direct, directly or indirectly, more than 10% of Alithya’s subordinate voting shares as a result of the acquisition of R3D Consulting. La Capitale and Québecor are parties to commercial contracts pursuant to which Alithya receives significant revenues. Mr. Pierre Karl Péladeau was nominated as a director of Alithya pursuant to an Investor Rights Agreement entered into by the Company and Québecor on April 1, 2021. Mr. Péladeau is also the controlling shareholder of Québecor.
ALITHYA - Annual Information Form 14

TRANSFER AGENTS AND REGISTRARS
The Company’s transfer agent for the Company’s subordinate voting shares and multiple voting shares is TSX Trust Company (“TSX Trust”), whose head office is located in Toronto, Ontario. Share transfer service is available at TSX Trust’s Montréal, Québec and Toronto, Ontario offices in Canada as well as at the offices of American Stock Transfer & Trust Company, LLC in Brooklyn, NY, USA.
MATERIAL CONTRACTS
Except for those contracts entered into in the ordinary course of business, the following material contracts of the Company were entered into during the year ended March 31, 2022 and are still in effect as of the date hereof:
•The Investor Rights Agreement entered into on April 1, 2021 among the Company and La Capitale Civil Service Insurer Inc.;
•The Investor Rights Agreement entered into on April 1, 2021 among the Company, 9429-1143 Québec inc. and Québecor Media Inc.; and
•The Amending Agreements No. 2 to 5 dated June 30, 2021, September 28, 2021, September 30, 2021 and January 27, 2022 to the Amended and Restated Credit Agreement entered into on June 18, 2020 among the Company, The Bank of Nova Scotia, as Administrative Agent, the other lenders named therein and each of the guarantors party thereto.
ADDITIONAL INFORMATION
Additional information, including, without limitation, directors’ and officers’ remuneration and indebtedness, principal shareholders of the Company, and securities authorized for issuance under equity compensation plans is contained in the Company’s management information circular prepared in respect of its annual meeting of shareholders held on September 15, 2021.
Additional information regarding the Company, including financial information, can also be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, including the Company’s annual audited consolidated financial statements and management’s discussion & analysis for the fiscal years ended March 31, 2022 and 2021 and the aforementioned management information circular. Those documents may also be obtained from the Company at no charge upon request at:
Investor Relations
Alithya Group inc.
1100, Robert-Bourassa Boulevard
Suite 400
Montréal, Québec, H3B 3A5
Tel.: 1-844-985-5552
Those documents, as well as all of the Company’s news releases, are also available on the Company’s website at www.alithya.com. Information contained in or otherwise accessible through the Company’s website is not incorporated by reference into this Annual Information Form.

ALITHYA - Annual Information Form 15

APPENDIX A - AUDIT AND RISK MANAGEMENT COMMITTEE CHARTER
PURPOSE
1.The Audit and Risk Management Committee (the “Committee”) is a standing committee appointed by the board of directors (the “Board”) of Alithya Group inc. (the “Company”). The Committee is established to fulfil applicable public company obligations relating to audit committees and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting including responsibility to:
(a)    oversee the integrity of the Company’s financial statements and financial reporting process, including the audit process and the Company’s internal accounting controls and procedures and compliance with related legal and regulatory requirements;
(b)    oversee the qualifications and independence of the external auditors;
(c)    oversee the work of the Company's financial management, internal auditors and external auditors in these areas; and
(d)    provide an open avenue of communication between the external auditors, the internal auditors, the Board and management, as applicable.
2.In addition, the Committee shall prepare, if required, an audit committee report for inclusion in the Company’s annual management information circular, in accordance with applicable rules and regulations. The Committee is also responsible for assisting the Board in fulfilling its responsibilities relating to pension matters.
3.The function of the Committee is oversight. It is not the duty or responsibility of the Committee or its members (i) to plan or conduct audits, (ii) to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles or (iii) to conduct other types of auditing or accounting reviews or similar procedures or investigations. The Committee, its Chair and its audit committee financial expert members are members of the Board of the Company, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities.
4.Management is responsible for the preparation, presentation and integrity of the Company’s financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting principles and policies and systems of risk assessment and internal controls and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, recorded and reported and to assure the effectiveness and efficiency of operations, the reliability of financial reporting and compliance with accounting standards and applicable laws and regulations. Management is also responsible for monitoring and reporting on the adequacy and effectiveness of the system of internal controls. The external auditors are responsible for planning and carrying out an audit of the Company’s annual financial statements in accordance with generally accepted auditing standards to provide reasonable assurance that, among other things, such financial statements are in accordance with generally accepted accounting principles.
PROCEDURES AND POWERS
General
The Committee shall have the following procedures and powers:
1.Composition – The Committee shall be composed of a minimum of three members. None of the members of the Committee shall be an officer or employee of the Company or any of its subsidiaries and each member of the Committee shall be an independent director within the meaning of applicable Canadian and United States securities laws and the NASDAQ corporate governance standards.
All members of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement and be “financially literate” (as that term is defined from time to time under the requirements or guidelines for audit committee service under applicable Canadian and United States securities laws and the rules of the Toronto Stock Exchange). At least one member of the Committee must also be an audit committee financial expert (as that term is defined from time to time under the requirements or guidelines for audit committee service under applicable Canadian and United States securities laws and the rules of the Toronto Stock Exchange and the NASDAQ).
2.Appointment and Replacement of Committee Members – Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director. The Board may fill vacancies on a Committee by appointing another director to the Committee. The Board shall fill any vacancy if the membership of the Committee is less than three directors. Whenever there is a vacancy on
ALITHYA - Annual Information Form 16

the Committee, the remaining members may exercise all its power as long as a quorum remains in office. Subject to the foregoing, the members of the Committee shall be appointed by the Board annually and each member of a Committee shall remain on the Committee until the next annual meeting of shareholders after his or her appointment or until his or her successor shall be duly appointed and qualified.
3.Committee Chair – The Board shall designate the Chair by majority vote. If the Chair is absent from a meeting, the members shall select a Chair from those in attendance to act as Chair of the meeting. The Chair of the Committee shall be responsible for leadership of the Committee assignments and reporting to the Board.
4.Conflicts of Interest – If a Committee member faces a potential or actual conflict of interest relating to a matter before the Committee, other than matters relating to the compensation of directors, that member shall be responsible for alerting the Committee Chair. If the Committee Chair faces a potential or actual conflict of interest, the Committee Chair shall advise the Chair of the Board. If the Committee Chair, or the Chair of the Board, as the case may be, concurs that a potential or actual conflict of interest exists, the member faced with such conflict shall disclose to the Committee his or her interest and shall not participate in consideration of the matter and shall not vote on the matter.
5.Service on Multiple Audit Committees – If a Committee member serves on the audit committee of more than three public companies, including the Company, the Board must determine that such service would not impair the ability of the member to effectively serve on the Committee.
6.Compensation of Committee Members - The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.
7.Meetings - The Committee shall meet regularly at times necessary to perform the duties described herein in a timely manner, but not less than four times a year and any time the Company proposes to issue a press release with its quarterly or annual earnings information. The Committee shall also meet without management present at every meeting. Meetings may be held at any time deemed appropriate by the Committee.
(1)    Calling of Meetings - The Committee shall meet as often as it deems appropriate to discharge its responsibilities. Notice of the time and place of every meeting shall be given in writing, by any means of transmitted or recorded communication, including facsimile, email or other electronic means that produces a written copy, to each member of the Committee at least 48 hours prior to the time fixed for such meeting, with a copy to the Chair of the Board, the Chief Executive Officer and the Corporate Secretary of the Company. However, a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. Whenever practicable, the agenda for the meeting and the meeting materials shall be provided to members before each Committee meeting in sufficient time to provide adequate opportunity for their review.
(2)    Quorum - A majority of the members constitute a quorum for the transaction of the Committee business.
(3)    Secretary of Meeting - The Chair of the Committee shall designate a person who need not be a member of the Committee to act as secretary or, if the Chair of the Committee fails to designate such a person, the Corporate Secretary of the Company shall be secretary of the meetings of the Committee. The agenda of the Committee meeting will be prepared by the secretary of the Committee and, whenever reasonably practicable, circulated to each member prior to each meeting.
(4)    Minutes - Minutes of the proceedings of the Committee shall be kept in a minute book provided for that purpose. The minutes of the Committee meetings shall accurately record the discussions of and decisions made by the Committee, including all recommendations to be made by the Committee to the Board and shall be distributed to all Committee members.
8.Separate Executive and In-Camera Meetings - The Committee shall meet periodically with the Chief Financial Officer, the head of the internal audit function (if other than the Chief Financial Officer) and the external auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately and such persons shall have access to the Committee to bring forward matters requiring its attention. The Committee shall also meet periodically without management present.
9.Professional Assistance - The Committee may require the external auditors and internal auditors to perform such supplemental reviews or audits as the Committee may deem desirable. In addition, the Committee may retain such special legal, accounting, financial or other consultants as the Committee may determine to be necessary to carry out the Committee’s duties at the Company’s expense.
10.Reliance - Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Company from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by management and the external auditors as to any information technology, audit and other non-audit services provided by the external auditors to the Company and its subsidiaries.
ALITHYA - Annual Information Form 17

11.Reporting to the Board - The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.
12.Outsiders May Attend Meetings - The Committee may invite members of management or others to attend meetings or provide information as necessary. The Company’s external auditors will have direct access to the Committee at their own initiative.
Powers
13. The Committee shall have the following powers:
(a)    Access - The Committee is entitled to full access to all books, records, facilities, and personnel of the Company and its subsidiaries. The Committee may require such officers, directors and employees of the Company and its subsidiaries and others as it may see fit from time to time to provide any information about the Company and its subsidiaries it may deem appropriate and to attend and assist at meetings of the Committee.
(b)    Delegation - The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.
(c)    Adoption of Policies and Procedures - The Committee may adopt policies and procedures for carrying out its responsibilities.
AUDIT RESPONSIBILITIES OF THE COMMITTEE
Selection and Oversight of the External Auditors
1.The external auditors are ultimately accountable to the Committee and the Board as the representatives of the shareholders of the Company and shall report directly to the Committee and the Committee shall so instruct the external auditors. The Committee shall annually evaluate the performance of the external auditors and propose the appointment of the external auditors of the Company in the Company's management information circular for shareholder approval. If the Committee deems it in the best interest of the Company to proceed with a change in external auditors, the Committee shall report to the Board the reasons for the change and any other significant issues related to the change, including the response of the incumbent external auditors, and enquire on the qualifications of the proposed external auditors before approving or rejecting the proposed change in external auditors.
2.The Committee shall approve in advance the terms of engagement and the compensation to be paid by the Company to the external auditors with respect to the conduct of the annual audit. The Committee may approve policies and procedures for the pre-approval of services to be rendered by the external auditors, which policies and procedures shall include reasonable detail with respect to the services covered. All non-audit services to be provided to the Company or any of its affiliates by the external auditors or any of their affiliates which are subject to pre-approval by the Committee shall be approved by the Committee or the Chair of the Committee, in accordance with the Committee’s Pre-Approval Policies and Procedures.
3.The Committee shall annually review the independence of the external auditors and shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the external auditors. In connection with such review, the Committee shall:
(a)    actively engage in a dialogue with the external auditors about all relationships or services that may impact the objectivity and independence of the external auditors;
(b)    require that the external auditors submit to it on a periodic basis, and at least annually, a formal written statement delineating all relationships between the Company and its subsidiaries, on the one hand, and the external auditors and their affiliates on the other hand;
(c)    ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by applicable law;
(d)    consider whether there should be a regular rotation of the external audit firm itself; and
(e)    consider the external auditor independence standards promulgated by applicable auditing regulatory and professional bodies.
4.The Committee shall prohibit the external auditors and its affiliates from providing certain non-audit services to the Company and its affiliates.
5.The Committee shall establish and monitor clear policies for the hiring by the Company of employees or former employees of the external auditors.
6.The Committee shall require the external auditors to provide to the Committee, and the Committee shall review and discuss with the external auditors, all reports which the external auditors are required to provide to the Committee or
ALITHYA - Annual Information Form 18

the Board under rules, policies or practices of professional or regulatory bodies applicable to the external auditors, and any other reports which the Committee may require. Such reports shall include:
(a)    a description of the external auditors’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by the external auditors, and any steps taken to deal with any such issues; and
(b)    a report describing (i) all critical accounting policies and practices to be used in the annual audit, (ii) all alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors and (iii) other material written communication between the external auditors and management, such as any management letter or schedule of unadjusted differences.
7.The Committee shall review the performance of the external auditors, including assessing their effectiveness and quality of service, annually and, every 5 years, perform a comprehensive review of the performance of the external auditors over multiple years to provide further insight on the audit firm, its independence and application of professional skepticism.
8.The Committee is responsible for resolving disagreements between management and the external auditors regarding financial reporting.
Appointment and Oversight of Internal Auditors
9.The appointment, terms of engagement, compensation, replacement or dismissal of internal auditors shall be subject to prior review and approval by the Committee. When the internal audit function is performed by employees of the Company, the Committee may delegate responsibility for approving the employment, term of employment, compensation and termination of employees engaged in such function other than the head of the Company’s internal audit function.
10.The Committee shall obtain from the internal auditors and shall review summaries of the significant reports to management prepared by the internal auditors, or the actual reports if requested by the Committee, and management’s responses to such reports, as applicable.
11.The Committee shall, as it deems necessary and applicable, communicate with the internal auditors with respect to their reports and recommendations, the extent to which prior recommendations have been implemented and any other matters that the internal auditors bring to the attention of the Committee. The head of the internal audit function shall have unrestricted access to the Committee.
12.The Committee shall, annually or more frequently as it deems necessary and applicable, evaluate the internal auditors including their activities, organizational structure and qualifications and effectiveness.
Oversight and Monitoring of Audits
13.The Committee shall review with the external auditors, the internal auditors and management, as applicable, the audit function generally, the objectives, staffing, locations, co-ordination, reliance upon management and internal audit and general audit approach and scope of proposed audits of the financial statements of the Company and its subsidiaries, the overall audit plans, the responsibilities of management, the internal auditors and the external auditors, the audit procedures to be used and the timing and estimated budgets of the audits.
14.The Committee shall meet periodically or as it deems necessary and applicable, with the internal auditors to discuss the progress of their activities and any significant findings stemming from internal audits and any difficulties or disputes that arise with management and the adequacy of management’s responses in correcting audit related deficiencies.
15.The Committee shall discuss with the external auditors any difficulties or disputes that arose with management or the internal auditors during the course of the audit and the adequacy of management’s responses in correcting audit-related deficiencies.
16.The Committee shall review with management the results of internal and external audits.
17.The Committee shall take such other reasonable steps as it may deem necessary to satisfy itself that the audit was conducted in a manner consistent with all applicable legal requirements and auditing standards of applicable professional or regulatory bodies.
Oversight and Review of Accounting Principles and Practices
18.The Committee shall, as it deems necessary, oversee, review and discuss with management, the external auditors and the internal auditors:
ALITHYA - Annual Information Form 19

(a)    the quality, appropriateness and acceptability of the Company’s accounting principles and practices used in its financial reporting, changes in the Company’s accounting principles or practices and the application of particular accounting principles and disclosure practices by management to new transactions or events;
(b)    all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any “second opinions” sought by management from another external auditor with respect to the accounting treatment of a particular item;
(c)    any material change to the Company’s auditing and accounting principles and practices as recommended by management, the external auditors or the internal auditors or which may result from proposed changes to applicable generally accepted accounting principles;
(d)    the effect of regulatory and accounting initiatives on the Company’s financial statements and other financial disclosures;
(e)    any reserves, accruals, provisions, estimates or management programs and policies, including factors that affect asset and liability carrying values and the timing of revenue and expense recognition, that may have a material effect upon the financial statements of the Company;
(f)    the use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Company and their impact on the reported financial results of the Company;
(g)    any legal matter, claim or contingency that could have a significant impact on the financial statements, the Company’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Company’s financial statements;
(h)    the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Company’s normal operations;
(i)    the use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles; and
(j)    management’s determination of goodwill impairment, if any, as required by applicable accounting standards.
19.The Committee will review and resolve disagreements between management and the external auditors regarding financial reporting or the application of any accounting principles or practices.
Oversight and Monitoring of Internal Controls
20.The Committee shall, as it deems necessary, exercise oversight of, review and discuss with management, the external auditors and the internal auditors:
(a)    the adequacy and effectiveness of the Company’s internal accounting and financial controls and the recommendations of management, the external auditors and the internal auditors for the improvement of accounting practices and internal controls;
(b)    any significant deficiency and material weakness in the design or operation of internal control over financial reporting, including with respect to computerized information system controls and security; and
(c)    management’s compliance with the Company’s processes, procedures and internal controls.
Oversight and Monitoring of Reported Unethical Conduct
21.In accordance with the Company’s Whistleblower Policy, the Committee shall establish and monitor procedures for the receipt and treatment of complaints received by the Company regarding accounting, internal accounting controls or audit matters and the anonymous submission by employees of concerns regarding questionable accounting or auditing matters and review periodically or as it deems necessary and applicable, with management and the internal auditors these procedures and any significant complaints received.
Oversight and Monitoring of the Company’s Financial Disclosures
22.The Committee shall:
(a)    review with the external auditors and management and recommend to the Board for approval the annual audited financial statements and notes relating thereto and managements’ Discussion and Analysis accompanying such financial statements, the Company’s annual report and any financial information of the Company contained in any prospectus or information circular of the Company; and
ALITHYA - Annual Information Form 20

(b)    review with the external auditors and management each set of interim unaudited financial statements and notes related thereto and managements’ Discussion and Analysis accompanying such financial statements and any other disclosure documents or regulatory filings of the Company containing or accompanying financial information of the Company.
Such reviews shall be conducted prior to the release of any summary of the financial results or the filing of such reports with applicable regulators.
23.Prior to their distribution, the Committee shall discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and any ratings agencies, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Company gives earning guidance.
24.The Committee shall review the disclosure with respect to its pre-approval of audit and non-audit services provided by the external auditors.
Oversight of Finance Matters
25.Appointments of the key financial executives involved in the financial reporting process of the Company, including the Chief Financial Officer, shall require the prior review of the Committee.
26.The Committee shall receive and review:
(a)    periodic reports on compliance with requirements regarding statutory deductions and remittances;
(b)    material policies and practices of the Company respecting cash management and material financing strategies or policies or proposed financing arrangements and objectives of the Company; and
(c)    material tax policies and tax planning initiatives, tax payments and reporting and any pending tax audits or assessments.
27.The Committee shall meet periodically with management to review and discuss the Company’s major financial risk exposures and the policy steps management has taken to monitor and control such exposures, including the use of financial derivatives and hedging activities.
28.The Committee shall receive and review the financial statements and other financial information of material subsidiaries of the Company and any auditor recommendations concerning such subsidiaries.
29.The Committee shall meet with management to review the process and systems in place for ensuring the reliability of public disclosure documents that contain audited and unaudited financial information and their effectiveness.
Risk Oversight and Compliance
30.The Committee shall assess risk tolerance of the Company, management’s program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage, and obtain the external auditors’ opinion of management’s assessment of significant financial risks facing the Company and how effectively such risks are being managed or controlled.
31.The Committee shall (A) review and monitor (i) management’s practices and policies with respect to the Company’s major security risks, including physical, information, and cybersecurity risks, and control thereof, in accordance with applicable legal and regulatory requirements, (ii) security trends that may impact the Company’s operations and business and evolving environment, (iii) contingency plans in the event of a security threat or breach, and (iv) initiatives in terms of development and implementation of appropriate communications and trainings, and (B) report to the Board on the Company’s compliance with such practices and policies and progress in remedying any significant deficiencies related thereto and, where appropriate, make recommendations.
32.The Committee shall obtain regular updates from management and others, including internal and external auditors and legal counsel, concerning the Company’s compliance with financial related laws and regulations such as tax and financial reporting laws and regulations and legal withholding requirements.
33.The Committee shall review the findings of any examination by regulatory agencies.
Committee Reporting
34.If required by applicable laws or regulations or stock exchange requirements, the Committee shall prepare, review and approve a report to shareholders and others (the “Report”). In the Report, the Committee shall state whether it has:
(a)    reviewed and discussed the audited or unaudited financial statements with management, the external auditors and the internal auditors, where applicable;
ALITHYA - Annual Information Form 21

(b)    received from the external auditors all reports and disclosures required under legal, listing and regulatory requirements and this Charter and have discussed such reports with the external auditors, including reports with respect to the independence of the external auditors; and
(c)    based on the reviews and discussions referred to in clauses (a) and (b) above, recommended to the Board that the audited financial statements be included in the Company’s annual report.
Additional Responsibilities
35.The Committee shall review and make recommendations to the Board concerning the financial structure, condition and strategy of the Company and its subsidiaries, including with respect to annual budgets, long-term financial plans, corporate borrowings, investments, capital expenditures, long-term commitments and the issuance and/or repurchase of stock.
36.The Committee shall review and/or approve any other matter specifically delegated to the Committee by the Board and undertake on behalf of the Board such other activities as may be necessary or desirable to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting.
THE CHARTER
The Committee shall review and reassess the adequacy of this Charter at least annually and otherwise as it deems appropriate and recommend changes to the Board. The performance of the Committee shall be evaluated with reference to this Charter annually.
The Committee shall ensure that this Charter is disclosed on the Company’s website and that this Charter or a summary of it which has been approved by the Committee is disclosed in accordance with all applicable securities laws or regulatory requirements in the management information circular or annual report of the Company.
DATED November 1, 2018, as amended on November 11, 2020 and on November 10, 2021.
ALITHYA - Annual Information Form 22